September 10, 2010
VIA FACSIMILE AND EDGAR
Ms. Mellissa Duru, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F St., N.E.
Washington, DC 20549-3628

RE:	Hampton Roads Bankshares, Inc. Schedule TO-I Filed August 30, 2010 File No. 005-62335
Dear Ms. Duru:
     Attached please find responses to the Staff’s comments contained in your letter of September 8, 2010, following up on comments regarding the Schedule TO-I of Hampton Roads Bankshares, Inc. (the “Company”). For ease of reading, the Staff’s comments are in italics and our replies are following in a different indent.
     In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have questions regarding our response or need further information, please feel free to contact me at (757) 217-3634 or our outside counsel, William A. Old, Jr. at (757) 622-3366.
Sincerely,
/s/ Douglas J. Glenn
Douglas J. Glenn
Executive Vice President, General Counsel
and Chief Operating Officer

Hampton Roads Bankshares, Inc.
Response to Staff Comment Letter, dated September 8, 2010
Schedule TO-I
Exhibit 99(a)(1)(A): Exchange Offer Memorandum
1.	We direct you to the definition of a “business day” in Exchange Act Rule 13e-4(a)(3). The current offer is open for less than 20 full business days due to the 5:00 pm expiration time on September 27, 2010. As such, it is not open for the minimum period required by Exchange Act Rule 14e-1(a). Please revise.
The Company has extended the Exchange Offers to expire at 11:30 am on September 28, 2010.
Forward Looking Statements, page 5
2.	Please revise to make clear that the safe harbor protections contained in the Private Securities Litigation Reform do not apply to forward looking statements in the Exchange Offer Memorandum or incorporated by reference to the Exchange Offer Memorandum given that such statements are made in connection with the tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual Publicly Available Telephone Interpretations available at www.sec.gov.
In response to the Staff’s comment, the Company has revised the Exchange Offer Memorandum to add the requested clarification.
Documents Incorporated by Reference, page 6
3.	Please revise to clarify that Schedule TO does not permit the incorporation by reference of future filings that you may make before the expiration of the offer. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change. Please refer to Exchange Act Rule 13e-4(d)(2).
The Company has revised the Schedule TO-I to clarify that it does not permit forward incorporation by reference.
Summary, page 19
Conditions of the Exchange Offer, page 23
4.	As the filing persons are aware, all conditions to the tender offer other than the receipt of governmental or regulatory approvals must be satisfied or waived at or by the expiration date. It would appear that the voting condition will not be determinable until after the vote has occurred on the special meeting date. As currently structured, the special meeting date occurs one day after the scheduled expiration date. Please revise and advise.
The Company has extended the Exchange Offers to expire at 11:30 am on September 28, 2010, which it believes adequately addresses that Staff’s concerns because the voting condition will be determinable by that time.
5.	Further to our comment above. You disclose that persons tendering in the offer must execute and deliver to the company and not revoke, a proxy card. Given that persons may revoke their proxy through to the time of the actual meeting, it would appear that you will be unable to determine whether or not the condition related to the tendering of proxies in favor of the preferred amendments has been met until after the expiration time. Please revise or advise.
The Company has extended the Exchange Offers to expire at 11:30 am on September 28, 2010, which it believes adequately addresses that Staff’s concerns because the condition related to the tendering of proxies in favor of the preferred amendments will be determinable by that time.
Conditions of the Exchange Offer, page 57
Vote in Favor of Preferred Amendments, page 57
6.	As noted in our comments above, it is not apparent that the conditions related to the voting of preferred stock can be met or deemed satisfied prior to expiration of the offer. Please revise.
The Company has extended the Exchange Offers to expire at 11:30 am on September 28, 2010, which it believes adequately addresses that Staff’s concerns because it provides sufficient time for the conditions related the voting of preferred stock to be met or deemed satisfied prior to the expiration of the tender offer.
Satisfaction of Investment Agreement Conditions, page 57
7.	We note disclosure that there is no minimum tender condition. As such, inclusion of disclosure regarding the conditions to the Investment Agreement under this heading is confusing as it suggests the company is reserving the right to assert a minimum condition. Please revise your disclosure accordingly or advise.
In accordance with the Staff’s comment, the Company has revised the aforementioned disclosure to remove the statement that there is no minimum tender condition and to clarify that the condition being discussed is a condition to the consummation of the Exchange Offers.
General Conditions, page 58
8.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification. For example, the fourth and sixth bullet points under this heading appear to be overly broad and determinable in the sole discretion of the company. Given that the company has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the company has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the company’s discretion may be judged.
The Company has revised the fourth and six bullet points under this heading to add a standard of reasonableness.
9.	You disclose that should you fail to exercise any of your rights, such failure shall not “constitute a waiver of such right...” Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
It is hereby supplementally confirmed that that Company understands the Staff’s point.
10.	Please see our prior comment. When an offer condition triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.
It is hereby supplementally confirmed that that Company understands the Staff’s point.
Compliance with Securities Laws, page 64
11.	We note text on page i disclosing that offers will not be made in jurisdictions where the offer or sale is not permitted. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.
The Company has reviewed the Staff’s comment and confirms its compliance with Exchange Act Rule 13e-4(f)(8)(i). The Company further confirms that references in the Exchange Offer Memorandum to “any jurisdiction” are references to U.S. states and are not references to non-U.S. jurisdictions.

Annex A
12.	Please revise to clarify that the proxies submitted in connection with the special meeting for Series A and Series B preferred holders are distinct from proxies shareholders can submit at the annual meeting. Clarify that persons who own both preferred stock and common stock as of the specified record dates for each class must separately vote and/or send in their proxies with respect to the annual meeting and special meeting.
The Company has revised the aforementioned disclosure to clarify that the proxies submitted in connection with the special meeting for Series A and Series B preferred holders are distinct from proxies shareholders can submit and at the annual meeting. The Company has also revised the disclosure to clarify those individuals who own both preferred stock and common stock as of the specified record dates for each class must separately vote and/or send in their proxies with respect to the annual meeting and special meeting.